Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Hall of Fame Resort & Entertainment Company on Form S-1 of our report dated March 10, 2020, which includes an explanatory paragraph as to HOF Village, LLC and Subsidiaries’ ability to continue as a going concern with respect to our audits of the consolidated financial statements of HOF Village, LLC and Subsidiaries as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 29, 2020